Exhibit 99.1

Commission File Number 001-31914

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(the “Company”)

(Stock Code: 2628)

Announcement on the Resolutions of the Eighth Meeting of the Fifth Session of the Board of

Directors of China Life Insurance Company Limited

The eighth meeting (the “Meeting”) of the fifth session of the Board of Directors (the “Board”) of China Life Insurance Company Limited (the “Company”) was held on August 25, 2016 at the Conference Room located at A18 of China Life Plaza. The directors were notified of the Meeting by way of a written notice dated August 15, 2016. All of the Company’s eleven directors attended the Meeting in person, including Yang Mingsheng, chairman and executive director of the Company; Lin Dairen, Xu Hengping and Xu Haifeng, executive directors of the Company; Miao Jianmin, Wang Sidong and Liu Jiade, non-executive directors of the Company; and Chang Tso Tung, Stephen, Robinson Drake Pike, Tang Xin and Leung Oi-Sie Elsie, independent non-executive directors of the Company. Supervisors and members of the management of the Company also attended the Meeting as non-voting delegates. The time, venue of the Meeting and the manner in which the Meeting was convened are in accordance with the Company Law of the People’s Republic of China and the provisions under relevant laws, administrative regulations, departmental rules, Articles of Association and Rules of Procedures for the Board of Directors of the Company.

The Meeting was presided over by Chairman Yang Mingsheng. The directors who attended the Meeting unanimously passed the following resolutions after sufficient review and discussion:

1.	The Proposal regarding the Interim Financial Reports for the First Half of 2016

The Board passed the Proposal regarding the Interim Financial Reports for the First Half of 2016, which includes the financial statements for the first half of 2016 prepared in accordance with PRC GAAP, the financial statements for the first half of 2016 prepared in accordance with IFRS, and the report on changes in accounting estimates for the first half of 2016. The independent directors gave their independent opinions and agreed on changes in the accounting estimates for the first half of 2016. Please refer to a separate announcement filed on the same date of this announcement for further details with respect to the changes in accounting estimates.

Voting result: 11 for, 0 against, with no abstention

2.	The Proposal regarding the A Share Interim Report for the First Half of 2016 and the H Shares Interim Report for the First Half of 2016

Voting result: 11 for, 0 against, with no abstention

Commission File Number 001-31914

3.	The Proposal regarding the Summary of the “Thirteenth Five-Year” Development Plans of the Company.

The Board agreed to submit this proposal to the shareholders meeting for approval.

Voting result: 11 for, 0 against, with no abstention

4.	The Proposal regarding Nominating Mr. Zhao Lijun as the Person in-charge-of the Company’s Financial Matters

The independent directors gave their independent opinions and agreed on this proposal. Please refer to the announcement on the resolutions of the seventh meeting of the fifth session of the board of directors of China Life Insurance Company Limited issued on April 29, 2016 for the biography of Mr. Zhao Lijun. The qualification of Mr. Zhao Lijun as the person in charge of the Company’s financial matters is subject to the approval of the China Insurance Regulatory Commission.

Voting result: 11 for, 0 against, with no abstention

5.	The Proposal regarding Nominating the Directors for China Life Asset Management Company Limited and other companies

Voting result: 11 for, 0 against, with no abstention

6.	The Proposal regarding Nominating the Directors for China Guangfa Bank

Voting result: 11 for, 0 against, with no abstention

7.	The Proposal regarding the 2016 Interim Solvency Report (Solvency II) of the Company

Voting result: 11 for, 0 against, with no abstention

8.	The Proposal regarding Entrusting China Life AMP Asset Management Co., Ltd to Invest in Portfolios with Steady Returns

Affiliated directors, including Mr. Yang Mingsheng, Mr. Lin Dairen, Mr. Xu Haifeng, Mr. Miao Jianmin, Mr. Wang Sidong and Mr. Liu Jiade, abstained from voting on this proposal. The independent directors gave their independent opinions and agreed on the proposal.

Voting result: 5 for, 0 against, with no abstention

9.	The Proposal regarding the Signing of the Management Agreement for the Entrusted Investment with Insurance Funds with China Life Franklin Asset Management Co., Limited

China Life Franklin Asset Management Co., Limited is a subsidiary of the Company indirectly controlled by the Company through China Life Asset Management Company Limited. Affiliated directors, including Mr. Yang Mingsheng, Mr. Lin Dairen, Mr. Xu Haifeng, Mr. Miao Jianmin, Mr. Wang Sidong and Mr. Liu Jiade, abstained from voting on this proposal. The independent directors gave their independent opinions and agreed on the proposal.

Voting result: 5 for, 0 against, with no abstention

10.	The Proposal regarding the Performance Evaluation Results of the Company’s Senior Management Personnel for the Year of 2015 and the Performance Target Contract with the Company’s Senior Management Personnel for the Year of 2016

Voting result: 11 for, 0 against, with no abstention

Commission File Number 001-31914

11.	The Proposal regarding the Compensation of the Company’s Directors and Supervisors for the Year of 2015

The independent directors gave their independent opinions and agreed on the proposal. The Board agrees to submit this proposal to the shareholders meeting for approval.

Voting result: 11 for, 0 against, with no abstention

12.	The Proposal regarding the Compensation of the Company’s Senior Management Personnel for the Year of 2015

The independent directors gave their independent opinions and agreed on the proposal.

Voting result: 11 for, 0 against, with no abstention

13.	The Proposal regarding Formulating the Administration Rules for Suspension and Exemption of Certain Information Disclosure of the Company

Voting result: 11 for, 0 against, with no abstention

14.	The Proposal regarding Revising the Annual Caps for the Years of 2016 and 2017 under the Insurance Sales Agreement (Agency Services to be Provided by China Life Insurance Company Limited) entered into between the Company and China Life Property and Casualty Insurance Company Limited

Affiliated directors, including Mr. Yang Mingsheng, Mr. Lin Dairen, Mr. Miao Jianmin, Mr. Wang Sidong and Mr. Liu Jiade, abstained from voting on this proposal. The independent directors gave their independent opinions and agreed on the proposal. Please refer to a separate announcement filed on the same date of this announcement for further details.

Voting result: 6 for, 0 against, with no abstention

15.	The Proposal regarding the Signing of the Agreement for the Entrusted Management Service for Telephone Sales Regional Center between the Company and China Life Ecommerce Company Limited

The Board agrees to enter into the Agreement for the Entrusted Management Service for Telephone Sales Regional Center with China Life Ecommerce Company Limited (“Ecommerce Company”). Pursuant to this agreement, the Company will form an entrusted management relationship with the Ecommerce Company with respect to the operation and management of the telephone sales centers of the Company, and will pay the management fee to the Ecommerce Company based on the service provided. The management fee is the compensation for the costs and expenses incurred by the entrusted party itself for managing the operation of the life insurance telephone sales center, including but not limited to IT related expenses, operation expenses, compensations for the management personnel, value-added tax and other related additional taxes, and other fees as agreed by both parties. The total amount of the annual management fee expects not to exceed RMB 100 million. The agreement shall remain in effective for one year, commencing from January 1, 2016 and ending on December 31, 2016. This Agreement shall be automatically renewed for one year unless any one party does not agree.

Commission File Number 001-31914

Affiliated directors, including Mr. Yang Mingsheng, Mr. Xu Haifeng, Mr. Miao Jianmin, Mr. Wang Sidong and Mr. Liu Jiade, abstained from voting on this proposal. The independent directors gave their independent opinions and agreed on the proposal.

Voting result: 6 for, 0 against, with no abstention

16.	The Proposal regarding the Company’s Internal Audit Work of the First Half of 2016

Voting result: 11 for, 0 against, with no abstention

17.	The Proposal regarding the Donation of the Hubei Province Branch Company for the Flood Disaster

Voting result: 11 for, 0 against, with no abstention

Board of Directors of China Life Insurance Company Limited

August 25, 2016